UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38733

Aceto Corporation

(Exact name of registrant as specified in its charter)

1221 McKinney Street, Suite 3275
Houston, Texas 77010
(713) 276-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

Pursuant to the requirements of the Securities Exchange Act of 1934, Aceto Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ACETO CORPORATION
Date: October 1, 2019

	By:	/s/ Steven S. Rogers
	Name:	Steven S. Rogers
	Title:	President

* On February 19, 2019, Aceto Corporation (the “Registrant”) and certain of its U.S. subsidiaries (collectively with the Registrant, the “Debtors”) each filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). The Debtors’ chapter 11 cases are being jointly administered under the caption and case number, In re Aceto Corporation, et al., Case No. 19-13448 (Jointly Administered). On September 18, 2019, the Registrant’s Second Modified Joint Plan of Liquidation of Aceto Corporation and Its Affiliated Debtors (as amended and supplemented, the “Plan”) was confirmed by the Bankruptcy Court. As of October 1, 2019 at 12:01 a.m. (Eastern Standard Time), all applicable conditions set forth in the Plan were satisfied or waived and the effective date of the Plan occurred (the “Effective Date”). Pursuant to the Plan, all existing equity interests were cancelled on the Effective Date; provided that one share of the Registrant’s common stock was issued and transferred to the Plan Administrator (as defined in the Plan) for purposes of administering the wind-down of the Registrant.